

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 2, 2016

<u>Via e-mail</u>
Zuyue Xiang
Chief Executive Officer
Wave Sync Corp.
40 Wall Street, 28th Floor
New York, NY 10005

>   **Re: Wave Sync Corp.**
>   **Amendment No. 4 to Form 8-K**
>   **Filed February 25, 2016**
>   **Form 10-K**
>   **Filed August 31, 2015**
>   **File No. 001-34113**

Dear Mr. Xiang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Craig Slivka, for
>
>   Pamela Long
>   Assistant Director
>   Office of Manufacturing and
>   Construction